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SCHEDULE 13D

Under the Securities Exchange Act of 1934*

DYNCORP INTERNATIONAL INC.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

26817C 101

(CUSIP Number)

Robert B. McKeon Veritas Capital Management II, L.L.C 590 Madison Avenue 41st Floor New York, NY 10021 Telephone: (212) 688-0020	with a copy to: Benjamin M. Polk, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

SCHEDULE 13D

CUSIP No. 26817C 101

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Robert B. McKeon
2.	Check the Appropriate Box if a Member of a Group (a) Not (b) Applicable
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power *
8. Shared Voting Power *
9. Sole Dispositive Power *
10. Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Person 32,000,000 (see Item 5)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 56.1% (see Item 5)
14.	Type of Reporting Person* IN

* DIV Holding LLC, a Delaware limited liability company (“DIV Holding”), was the beneficial owner of approximately 500,000 shares of the Company immediately prior to the initial public offering of 25,000,0000 shares of Class A common stock (the “Class A common stock”), par value $0.01, by DynCorp International Inc., a Delaware corporation (the “Company”) on May 3, 2006 (the “Initial Public Offering”). Prior to the consummation of the Initial Public Offering, the Company filed Amended and Restated Certificate of Incorporation in order to complete a reclassification in which the Company created two classes of common stock, Class A common stock, offered and sold in the Initial Public Offering, and Class B common stock, par value $0.01 (the “Class B common stock”, together with the Class A common stock, the “Shares”) into which the shares of the Company’s existing common stock were exchanged on the basis that each issued and outstanding share of common stock was be reclassified as issued and outstanding shares of Class B common stock. This effected a 64 for 1 stock split, upon which DIV Holding became the beneficial owner of 32,000,000 shares of the Company’s Class B common stock, of the Company. Upon the earlier of the payment in full of a special Class B distribution tied to the exercise of the underwriters’ over-allotment option, or the expiration of underwriters’ over-allotment option, the Class B Common Stock will automatically convert, on a one-for-one basis into Class A common stock of the Company which is expected to be on or before June 15, 2006 (the “Automatic Conversion”). The Veritas Capital Fund II, L.P., a Delaware limited partnership (“Veritas L.P.”) owns 35.80% of the membership interests of DIV Holding and is the managing member of DIV Holding. The Veritas Capital Investments IIA, L.L.C., a Connecticut limited liability corporation (“Veritas Investments L.L.C.”), owns 44.68% of the membership interests of DIV Holding. Veritas Capital Management II, L.L.C., a Delaware limited liability company (“Veritas Capital Management”), is the sole general partner of Veritas L.P. Carlisle Ventures, Inc., through VCDI Holding LLC owns 13.13% of the membership interests in DIV Holding, and certain named executive officers, directors, and other employees of the Company own 6.39% of the membership interests. As per the Amended and Restated Limited Liability Company Operating Agreement of DIV Holding LLC, dated as of April 28, 2005 and filed as Exhibit 3.10 to Amendment No. 1 to the DynCorp International LLC Registration Statement on Form S-4 (File No. 333-127343), DIV Holding LLC is managed by Veritas Capital Management, which has the power to acquire, hold, sell, transfer, exchange, pledge and dispose of the shares of the Company. Mr. Robert B. McKeon, is the managing member of Veritas Capital Management and is the sole member and manager of Veritas Investments L.L.C. Thus, as of May 3, 2006, for the purposes of Reg. Section 240.13d-3, Robert B. McKeon is deemed to beneficially own 32,000,000 shares of Class B Common Stock, or 56.14% of the Shares issued and outstanding. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in Veritas Capital Management, Veritas Investments L.L.C. and DIV Holding.

Item 1.	Security and Issuer.

This statement relates to shares of the Class A common stock, par value $0.01, of the Company which will convert into Class A common stock. The Company’s principal executive offices are located at 8445 Freeport Parkway, Suite 400, Irving, Texas 75063.

Item 2.	Identity and Background

(a) The person filing this statement is Mr. Robert B. McKeon.

(b) The address of the principal business and principal office of Mr. Robert B. McKeon is 590 Madison Avenue, 41st Floor, New York, New York 10022.

(c) The principal occupation of Robert B. McKeon is to serve as President of Veritas Capital Management. Mr. McKeon is the managing member of Veritas Capital Management.

(d) Mr. Robert B. McKeon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Robert B. McKeon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Robert B. McKeon is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 12, 2004, the Veritas Capital Fund II, L.P., and its affiliates, (hereinafter “Veritas Capital”) and the Company, its subsidiary, (formerly known as DI Acquisition Corp.), entered into a purchase agreement with Computer Sciences Corporation and the Company whereby the Company agreed to acquire the Company’s operating company, DynCorp International LLC, a wholly owned subsidiary of the Company. The Company issued 500,000 shares of its common stock to DIV Holding LLC for an aggregate purchase price of $5,000.00. The acquisition was funded by a common equity investment in the Company of $86.0 million by Veritas Capital and $14.0 million by The Northwestern Mutual Life Insurance Company.

The purchase price for the acquisition was $937.0 million after giving effect to a net working capital adjustment in favor of Computer Sciences Corporation in the amount of $65.55 million and $6.1 million of accumulated dividends in connection with the preferred stock issued for satisfaction of the working capital adjustment. Of the $937.0 million purchase price, $775.0 million was paid in cash, $140.6 million was paid to Computer Sciences Corporation in the form of the Company’s preferred equity, $6.1 million represents accumulated dividends on the preferred stock issued in connection with the working capital adjustment and the remaining amounts were transaction expenses.

Item 4.	Purpose of Transaction.

The acquisition of the securities referred to herein is for investment purposes. Mr. McKeon is filing this Schedule 13D because DIV Holding LLC will hold more than 5% of the Class A common stock upon the Automatic Conversion.

Mr. McKeon has no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

The aggregate percentage of shares reported owned beneficially by Robert B. McKeon is based upon 57,000,000 Shares outstanding, which includes the Class B common stock reported as beneficially owned herein and the 25,000,000 share of Class A common stock issued in the Initial Public Offering, as reported in the Company’s Registration Statement on Form S-1, as originally filed with the Securities and Exchange Commission on September 28, 2005 (File No. 333-128637), as amended.

As of the close of business on May 9, 2006, the Robert B. McKeon beneficially owned in the aggregate 32,000,000 Class B common stock constituting approximately 56.14% of the issued and outstanding common stock of the Company. Robert B. McKeon the sole voting and dispositive power with respect to the 32,000,000 shares of Class B common stock, held by DIV Holding LLC, which constitute approximately 56.1% of the Shares of common stock outstanding, which will convert to 56.1% of the Class A common stock upon the Automatic Conversion.

Other than the transactions described in this Schedule 13D, during the sixty days prior to May 9, 2006, there were no transactions in Shares, or securities convertible into exercisable for or exchangeable for Shares, by Robert B. McKeon.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

DIV Holding, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., as representatives of the several underwriters (the “Representatives”), entered into a Lock-up Agreement on May 2, 2006 (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, DIV Holding has agreed that for a period of 180 days, beginning May 3, 2006, DIV Holding will not offer, sell, contract to sell pledge or otherwise dispose of directly or indirectly, any Shares of the Company. In addition, DIV Holding agreed that, without the prior written consent of the Representatives, DIV Holding will not make any demand for or exercise any right with respect to, the registration of any Shares as more particularly set forth and described in the Lock-up Agreement, attached hereto as Exhibit A.

DIV Holding and the Company entered into a Registration Rights Agreement, dated as of May 3, 2006 (the “Registration Rights Agreement”). Pursuant to that agreement, DIV Holding will be entitled to registration rights and it may require the Company to effect the registration of any shares of its Class A common stock held by DIV Holding on not more than five occasions upon demand. Under the terms of this agreement, the Company will be required to pay all registration expenses in connection with any demand registration. In addition, if the Company proposes to register additional shares of Class A common stock DIV Holding will be entitled to notice of the registration and is entitled to include its shares of common stock in that registration with all registration expenses paid by the Company. Notwithstanding the foregoing, DIV Holding LLC has agreed that it will not exercise its registration rights until 180 days following the date of this prospectus without the prior consent of Credit Suisse Securities (USA) LLC attached hereto as Exhibit B.

The descriptions of the agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are attached or incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings, or similar relationships exist with respect to the securities of the Company between Robert B. McKeon and any person or entity.

Item 7.	Material to be Filed as Exhibits.

1. Exhibit A— Lock-up Agreement dated May 2, 2006 among the Company and DIV Holding LLC.

2. Exhibit B— Registration Rights Agreement dated May 3, 2006 among the Company and DIV Holding LLC.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

/s/ Robert B. McKeon
Robert B. McKeon, on behalf of Veritas Capital Management II, L.L.C., Veritas Capital Fund II, L.P. and Veritas Capital Investments IIA, L.L.C.

EXHIBIT INDEX

1	Exhibit A— Lock-up Agreement dated May 2, 2006 among DynCorp International Inc. and DIV Holding LLC.

2.	Exhibit B— Registration Rights Agreement dated May 3, 2006 among DynCorp International Inc. and DIV Holding LLC.